Exhibit 99(a)(6)

☐ Small Claims	☐ County Court	☒ District Court	EFILED Document
☐ Probate Court	☐ Juvenile Court	☐ Water Court	CO Jefferson County District Court 1st JD
Jefferson County, Colorado			Filing Date: Aug 4 2010 9:48AM MDT
Court Address: 100 Jefferson Pkwy, Golden, CO			Filing ID: 32484587
Review Clerk: Luz Ruiz

MEDFORD BRAGG,			COURT USE ONLY

Plaintiff,

v.

KERRY R. HICKS, LESLIE S. MATTHEWS, M.D., JOHN J. QUATTRONE, MARY BOLAND, MATS WAHLSTROM, HEALTHGRADES, INC., and VESTAR CAPITAL PARTNERS V., L.P.,

Defendants.

Attorney or Party Without Attorney:
Kip B. Shuman (#23593)
Rusty E. Glenn (#39183)
Phone Number:	303.861.3003
FAX Number:	303.484.4886
E-mail: kip@shumanlawfirm.com
E-mail: rusty@shumanlawfirm.com

Case Number:

Div.:	Ctrm:

CLASS ACTION COMPLAINT

Plaintiff Medford Bragg, alleges the following on information and belief, except as to the allegations specifically pertaining to Plaintiff, which are based on personal knowledge.

I.              INTRODUCTION

1.             This is a class action on behalf of the public stockholders of HealthGrades, Inc. (“HealthGrades” or the “Company”) against Vestar Capital Partners V., L.P. (“Vestar”), Kerry R. Hicks, Leslie S. Matthews, M.D., John J. Quattrone, Mary Boland, Mats Wahlstrom (collectively the “Individual Defendants”) who constitute the Board of Directors of HealthGrades (the “Board”) seeking injunctive and other appropriate relief relating to the proposed acquisition of HealthGrades’ outstanding public shares for grossly inadequate consideration and in breach of Defendants’ fiduciary duties.

2.             On July 28, 2010, Vestar announced that it intends to make a tender offer for all of the outstanding publicly held shares of HealthGrades for $8.20 per share in cash (the “Proposed Transaction”).  The aggregate purchase price for the equity of HealthGrades is approximately $294 million.

3.             Plaintiff alleges that he and the other public stockholders of the Company’s common stock are entitled to enjoin the Proposed Transaction, or alternatively, recover damages in the event the transaction is consummated.  Plaintiff brings this action on behalf of the public holders of the outstanding common stock of the Company for injunctive and other relief in connection with a carefully-timed and structured plan and scheme conceived of by Defendants.

II.            PARTIES

4.             Plaintiff Medford Bragg (“Plaintiff”) is and, at all relevant times, has been the beneficial owner of over 80,000 shares of HealthGrades.

5.             Defendant HealthGrades is a leading independent healthcare ratings organization, providing quality ratings, profiles and cost information on the nation’s hospitals, physicians, nursing homes and prescription drugs.  HealthGrades is traded on the NASDAQ National Market System under the symbol HGRD.  HealthGrades is named as a Defendant in this action as a necessary party and for the purpose of full and complete relief.

6.             Defendant Vestar is a Delaware limited liability company and an affiliate of Vestar Capital Management, L.P.  Vestar is a leading international private equity firm specializing in management buyouts and growth capital investments with $7 billion in assets under management.

7.             Defendant Kerry R. Hicks (“Hicks”) is a founder of the Company, and has served as its Chief Executive Officer and as a director since 1995.  He has also served as the Company’s President since June 2001.

8.             Defendant Mats Wahlstrom (“Wahlstrom”) has served as one of the Company’s directors since March 2009.

9.             Defendant Mary Boland (“Boland”) has served as one of the Company’s directors since June 2006.

10.           Defendant Leslie S. Matthews, M.D. (“Matthews”) has served as one of the Company’s directors since December 1996.

11.           Defendant John Quattrone (“Quattrone”) has served as one of the Company’s directors since November 2000.

12.           The above-named Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties of loyalty, due care and candor to Plaintiff and the other members of the Class (as defined below).

III.           JURISDICTION AND VENUE

13.           The District Court for Jefferson County, State of Colorado has jurisdiction of this action pursuant to Article VI, Section 9, of the Colorado Constitution.

14.           Venue is proper in this Court pursuant to Rule 98 of the Colorado Rules of Civil Procedure.

IV.           CLASS ALLEGATIONS

15.           Plaintiff brings this action as a class action, pursuant to Colo. R. Civ. P. 23 on behalf of all stockholders of the Company (except the Defendants herein and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

16.           This action is properly maintainable as a class action because:

(a)           The Class is so numerous that joinder of all members is impracticable.  There are over 29 million shares of the Company’s common shares outstanding owned by hundreds, if not thousands, of holders other than Defendants.  The Company’s common stock is listed and actively traded on the NASDAQ National Market System.

(b)           There are questions of law and fact which are common to the Class including, inter alia, the following:  1) whether the Individual Defendants and Vestar have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class; 2) whether agreeing to the Proposed Transaction would be a breach of the Individual Defendants’ duty to maximize shareholder value; 3) whether Vestar would be liable for aiding and abetting such breaches of fiduciary duty; and 4) whether the Class is entitled to injunctive relief and/or damages as a result of Defendants’ wrongful conduct.

(c)           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.  The claims of Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class.  Plaintiff will fairly and adequately represent the Class.

(d)           Defendants have acted in a manner which affects Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

(e)           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

V.            FACTUAL ALLEGATIONS

A.            Factual Background of HealthGrades

17.           HealthGrades is a Delaware corporation with its principal place of business in Golden, Colorado.  The Company provides proprietary, objective ratings of hospitals, nursing homes and home health agencies.  It also provides detailed information on physicians, including name, address, phone number, years in practice, information on whether they are board certified, whether they are free of state and federal sanctions and many other items.  Its clients include hospitals, employers, benefits consulting firms, payers, insurance companies, consumers, advertisers, and media and web portals.

18.           On July 28, 2010, the same day that the Company announced that it entered into the Proposed Transaction, the Company reported financial results for the second quarter that ended June 30, 2010.  The Company reported strong financial results, including revenue increase of 25% from the prior year quarter; Operating Margin of 23%, as compared to 21% from the prior year quarter, and Unique Visitors to HealthGrades Web Properties Up 38% over prior year quarter.

19.           And the Company is poised for significant growth.  Indeed, the Company, in connection with its fiscal 2010 second quarter results, affirmed its full year guidance for ratings and advisory revenue growth of 20% over 2009 with an operating margin of between 19% and 22%.

B.            The Proposed Transaction

20.           On July 28, 2010, Vestar announced its intention to commence a tender offer, no later than August 10, 2010 for all of the outstanding common stock of the Company for $8.20 per share in an all-cash tender offer.

21.           That same day, the Company filed a Form 8-K with the Securities and Exchange Commission that sets forth the definitive merger agreement entered into between the parties (“Merger Agreement”).  The Merger Agreement contends that the tender offer will be conditioned upon, among other things, the acquisition by Vestar of at least a majority of HealthGrades’ shares pursuant to the tender offer and purchases pursuant to tender and support agreements.

22.           The Merger Agreement also contains a “Top-Up Option” that allows Vestar to acquire one share more than 90% of the number of shares of Company common stock outstanding immediately at any time at or after the initial tender offer period expires.

23.           Executive officers of HealthGrades beneficially owning approximately 21 % of HealthGrades’ shares have entered into agreements to support the Proposed Transaction and to tender or otherwise sell shares to Vestar.  Specifically, Defendant Hicks, Allen Dodge, Wes Crews and David Hicks, the Company’s President and Chief Executive Officer, Executive Vice

President and Chief Financial Officer, Executive Vice President and Chief Operating Officer, and Executive Vice President and Chief Information Officer, respectively, entered into a Tender and Support Agreement with Parent agreeing to tender their collective 21 % stake.

24.           Vestar, in order to lock-in the shares of officers and executives of the Company, on July 27, 2010, just prior to the execution of the Merger Agreement, had the Company enter into amendments to its Restricted Stock Agreements by and between the Company and each of Defendants Kerry Hicks, Allen Dodge, Wes Crews, David Hicks and Andrea Pearson.

25.           Further, just prior to the execution of the Merger Agreement, Vestar also had the Company enter into an amendment of (i) the Employment Agreement by and between the Company and Defendant Hicks, and (ii) the Employment Agreement by and between the Company and David Hicks.  In addition, the Company entered into an amendment and restatement of the Confidentiality and Noncompetition Agreement by and between the Company and Defendant Kerry Hicks.

26.           Notably, Amended and Restated Confidentiality and Non-Competition Agreement (“Amendment Agreement”) differs from the original in that Section 5.4 provides for compensation of employees terminated by the Company for any reason “Pending Change of Control,” which is defined as the occurrence of any one of three listed events as the result of which a Change in Control(1) is reasonably expected to occur within 180 days of the event.  The

(1)   Change in control is defined as: “(a) any one person, or more than one person acting as a group, acquires ownership of Common Stock of the Company that, together with Common Stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the Common Stock of the Company.  However, if any one person or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the Common Stock of the Company, the acquisition of additional Common Stock by the same person or persons is not considered to cause a change in the ownership of the Company.  An increase in the percentage of Common qualifying events include the following:

(a)           the Company executes a letter of intent, term sheet, or similar instrument with respect to a transaction or series of transactions, the consummation of which would result in a Change of Control;

(b)           the Board approves a transaction or series of transactions, the consummation of which would result in a Change of Control; or

(c)           a Person makes a public announcement of a tender offer for the Common Stock of the Company, the consummation of which would result in a Change of Control.

27.           In sum, the amendments to the Employment Agreements as well as the Amended Agreement, provides Defendant Hicks and his brother additional monies and common stock worth millions of dollars that they otherwise would not have received but for their agreement to tender their shares.

28.           The purpose of the Proposed Transaction is to enable Vestar to obtain one hundred (100%) percent equity ownership of the Company and its valuable assets for its own benefit at the expense of the Company’s public stockholders—who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability.

Stock owned by any one person, or persons acting as a group, as a result of a transaction in which the Company acquires its Common Stock in exchange for property will be treated as an acquisition of Common Stock for purposes of this Section or (b) there is a change in the effective control of the Company.  A change in the effective control of the Company occurs on the date that any one person, or more than one person acting as a group, acquires ownership of assets of the Company that have a gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisitions.  For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associates with the assets.”

29.           The object of the plan and scheme is to buy out the public stockholders of the Company at an unconscionably unfair price, dramatically below the underlying and real value of the Company.

30.           Because certain executive officers of HealthGrades have agreed to tender their 21% ownership stake, and only a majority (or 50.1%) of shares tendered is required for the tender offer to be successful, no third party will likely bid for the Company.  Thus, Defendants will be able to proceed with the Proposed Transaction without an auction or other credible market check to maximize value for the Company’s public shareholders.

31.           Vestar said that it intends on commencing its tender offer within less than two weeks (or no later than August 10.  To date, there has been no indication that a special committee of independent HealthGrades’ directors has been appointed to review the fairness of the transaction.  Indeed, the agreement has already been approved unanimously by the Board of Directors of HealthGrades who will be filing a Schedule 14D-9 supporting the transaction and requesting its shareholders to tender their shares.

32.           Further, Defendant Hicks, as well as other significant shareholders of the Company who are officers of HealthGrades, and who owe fiduciary duties to shareholders, received personal benefits in the form of additional shares of Company common stock as well as other monetary benefits in the return for their agreement to tender their shares.  Thus, Defendants are receiving benefits that other shareholders of the Company are not in order ensure the successful completion of the Proposed Transaction to the Company’s other public stockholders’ detriment.

33.           Vestar will reap significant benefits from the Proposed Transaction.  Thus, a substantial reason for the proposal is to enable Vestar to reap the benefits that have, in essence, been paid for by the Company and its public stockholders.

34.           Securities analyst Jackson Spears, from Gar Woods, has said that HealthGrades gets about 23 million unique visitors per month on its website, and those visitors are largely clinical . . . that’s attractive traffic.”  Spears added that a strategic buyer, like a competitor, could probably have paid more for the value of HealthGrades’ database.

35.           The Proposed Transaction’s offer price of $8.20 per share to be paid to Class members is unconscionable and unfair and so grossly inadequate as to constitute a gross breach of trust committed by Defendants against the public stockholders because, among other things:

(a)           The Company’s intrinsic value, giving due consideration to its assets, its growth and profitability, and the underlying strength of its business is significantly greater than the offering price;

(b)           The offer price is only a small premium over the $7.89 price that the Company’s shares traded at as recently as May 10, 2010;

(c)           Defendants have undervalued the Company’s common stock by ignoring the full value of its assets and future prospects.  The Proposed Transaction does not reflect the true financial position of the Company;

(d)           The timing of the proposal is designed to take advantage of the Company’s currently depressed market price, and have the expected rebound accrue to the benefit of Vestar at the expense of the minority public shareholders;

(e)           Defendants have timed the announcement of the Proposed Transaction to place an artificial lid or cap on the market price for the Company’s stock to enable Vestar to acquire the minority stock at the lowest possible price.  Indeed, the announcement of the Proposed Transaction at the same time the Company announced its positive fiscal 2010 second quarter results, prevented the Company’s stock price from a likely increase due to the cap placed on the Company’s market price; and

(f)            An analysis of the financial multiples at which the prices paid in precedent industry mergers and acquisitions indicated that at $8.20 per share, HealthGrades is significantly undervalued.  For example, the prices paid for public target companies operating in the same industry as HealthGrades, on average, reflect Revenue and EBITDA multiples much higher than 5.01x and 21.73x.  For example, when Boursorama entered into its merger agreement with OnVista it paid 9.17x Revenue and 27.14x EBITDA.  The valuation multiples implied by the $8.20 per share are a significant discount relative to the prices paid in precedent transactions for similar companies operating in the same industry as HealthGrades.

36.           In order to assure the closing of this unfair deal, the Company has agreed to certain preclusive deal mechanisms, including a no solicitation agreement and a termination fee.  The Company entered into a no solicitation agreement with Vestar.  Pursuant to Section 7.6 Merger Agreement, the Company agrees not to solicit or support any alternative acquisition proposals.

37.           Under Section 9 Merger Agreement the Company must terminate the Merger Agreement “if the Board authorizes the Company to enter into an Alternative Acquisition Agreement(2) with respect to a Superior Proposal.(3)”  If the Board decides to accept a Superior

(2)   Section 7.6 the Merger Agreement defines Alternative Acquisition Agreement as: any

Proposal, prior to entering the Alternative Acquisition Agreement, the Company is obligated to pay a termination fee of $9.55 million Vestar (“Termination Fee”).  The Termination Fee in combination with the preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

38.           Furthermore, pursuant to the Form 8-K HealthGrades filed with the SEC, Vestar “has agreed to commence the Offer within 10 business days after July 27, 2010, and the Offer will remain open until at least the later of the date that is 20 business days after the date the Offer is commenced and September 9, 2010.”  The consummation of the offer is conditioned on certain on Vestar acquiring the majority of the shares of HealthGrades common stock, of which it has already secured 20%.  As such, this is an extremely short period of time for the offer to be open, and the short time period will act as a deterrent to other potential purchasers of the Company.

acquisition agreement, merger agreement or similar definitive Contract (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 7.6(b)).

(3)   The Merger Agreement defines a Superior Proposal as follows: “a bona fide Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to fifty percent (50.1%)) not resulting from any violation of Section 7.6, which the Company Board determines in good faith, after consultation with an independent financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions, impact and all legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination), including financing, regulatory approvals, equity holder litigation, identity of the Person or group making the Acquisition Proposal, breakup fee and expense reimbursement provisions and other events or circumstances whether or not beyond the control of the Party seeking to assert that an Acquisition Proposal constitutes a Superior Proposal, (i) is reasonably likely to be consummated in accordance with its terms and (ii) would result in a transaction that is more favorable to the Company Stockholders from a financial point of view than the Offer or the Merger and the other transactions contemplated by this Agreement (after taking into account the expected timing and risk and likelihood of consummation).”

FIRST CAUSE OF ACTION

For Breach Of Fiduciary Duty

(AGAINST VESTAR AND THE INDIVIDUAL DEFENDANTS)

39.           Plaintiff repeats and realleges the foregoing, as if fully set forth herein.

40.           By virtue of the foregoing, Defendants have participated in unfair business practices and self-dealing toward Plaintiff and other members of the Class and have engaged in and substantially assisted and aided each other in breach of the fiduciary duties owed by them to the Class.

41.           The Proposed Transaction is wrongful, unfair and harmful to the Company’s minority public stockholders, and represents an effort by Defendants to aggrandize the Company’s financial position and interests, at the expense of and to the detriment of Class members.  The Proposed Transaction is an attempt to deny Plaintiff and the other members of the Class their right to share proportionately in the true value of the Company’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of Vestar on unfair and inadequate terms.

42.           Defendants, in failing to disclose the material non-public information in their possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.

43.           The Defendants’ conduct constitutes violations of their fiduciary duties owing to the Class.  The proposal is a coercive device by insiders of the Company which constitutes a manipulative and unlawful scheme.

44.           As alleged above, the Individual Defendants have violated their fiduciary duties owed to Plaintiff and the other Class members by failing to maximize shareholder value in that they will not be able to perform an auction for the Company nor an adequate market check designed to obtain the best price for HealthGrades’ public shareholders.

45.           The Board had an affirmative duty to obtain, and act with due care on, all material information reasonably available, including information necessary to compare potentially competing bids to determine which transaction, or an alternative course of action, would provide the best value reasonably available to shareholders.

46.           As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

47.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Merger, which will deny Class members their fair share of HealthGrades’ excellent growth prospects and future value to the irreparable harm of the Class.

48.           By reason of the foregoing, each member of the Class has suffered damages.

49.           Plaintiff and the other members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Aiding and Abetting Breaches of Fiduciary Duties

(Against Vestar)

50.           Plaintiff repeats and realleges the foregoing allegations, as if fully set forth herein.

51.           Defendant Vestar has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants to the detriment of HealthGrades’ public shareholders.

Vestar facilitated the Individual Defendants breaches of fiduciary duty in the commencement of the tender offer for all of the outstanding common stock of the Company.  Further, Vestar and its investors are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.

52.           Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment as follows:

(g)           declaring this action to be a proper class action and certifying Plaintiff as the representatives of the Class;

(h)           ordering Defendants to carry out their fiduciary duties to Plaintiff and the other members of the Class, including those duties of care, loyalty, candor and fair dealing;

(i)            declaring that the Defendants have committed a gross abuse of trust and have breached and are breaching their fiduciary and other duties to Plaintiff and members of the Class;

(j)            granting preliminary and permanent injunctive relief against the consummation of the Proposed Transaction as described herein;

(k)           in the event the Proposed Transaction is consummated, rescinding the Proposed Transaction effected by Defendants and/or awarding rescissory damages to the Class;

(l)            in the event any Merger Agreement is agreed to by the Board, requiring the approval of the majority of the shareholders of the Company unaffiliated with Defendants to proceed with any such transaction;

(m)          ordering Defendants, jointly and severally, to account to Plaintiff and other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein, together with prejudgment interest at the maximum rate allowable by law;

(n)           awarding Plaintiff the costs and disbursements of the action including allowances for Plaintiff’s reasonable attorneys’ and experts’ fees; and

(o)           granting such other and further relief as the Court may deem just and proper.

Dated: August 4, 2010	Pursuant to C.R.C.P. 121, 1-26(7), a duly signed copy of this pleading is on file the offices of The Shuman Law Firm

s/ Rusty E. Glenn
Kip B. Shuman
Rusty E. Glenn
THE SHUMAN LAW FIRM
885 Arapahoe Drive
Boulder, CO 80302
Tel.: (303) 861-3003
Fax: (303) 484-4886
Email: kip@shumanlawfirm.com
Email: rusty@shumanlawfirm.com

David A.P. Brower
BROWER PIVEN,
A Professional Corporation
488 Madison Avenue, Eighth Floor
New York, New York 10022
Telephone: (212) 501-9000
Facsimile: (212) 501-0300
Email: piven@browerpiven.com

Counsel for Plaintiff Medford Bragg